UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-13550, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

DEFINED TERMS

The term “Report” refers to this Report on Form 6-K for the month of October 2004.

Deutsche Telekom AG is a private stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us”, “our” and “Group” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 101 East 52nd Street, New York, N.Y. 10022.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction program, including its degree of success in achieving desired levels of liquidity improvement and proceeds from disposals; the development of our cost control initiatives, including in the area of personnel reduction; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer our services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information — Risk Factors” and “Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Business” contained in our most recent Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

Recent Developments

Toll collection system

As previously reported, in September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) (individually, the “partners” and collectively, the “consortium”) entered into an agreement dated September 2002 and last amended in November 2002 (the “operating agreement”) with the Federal Republic of Germany (represented by the German Federal Ministry of Transport, Building and Housing) (the “Federal Republic”) relating to a project to create and operate an innovative system for the collection of toll charges for the use by heavy vehicles of the German high-speed highway system. We refer to this project as the “Toll Collect project.” The partners are responsible for the development of the toll collection system which will be built and operated by the joint venture Toll Collect GmbH (“Toll Collect”). DaimlerChrysler Services and we each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Our investments in the  Toll Collect project include our equity interests therein which are recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees.

The start of operations initially was scheduled for August 31, 2003, but has been delayed. Commencing on December 2, 2003, the partners are paying under protest for contractual penalties relating to such delay in the amount of EUR 250,000 per day until March 1, 2004 and EUR 500,000 per day thereafter until the toll collection system is operational. Upon the planned accession to the operating agreement by Toll Collect, the Federal Republic will be able to request payment of penalties from either the partners or Toll Collect. Beside these penalties relating to delay, we believe that further penalties or liability for fault are excluded in the operating agreement until operations have commenced and have been accepted by the Federal Republic.

On February 17, 2004, the Federal Ministry of Transport sent us a letter advising that a notice of termination of the operating agreement was imminent. On February 25, 2004, we received such notice of termination of the operating agreement, dated February 19, 2004. On February 29, 2004, the consortium members reached an agreement with the Federal Republic to continue the Toll Collection project. On April 23, 2004, the members of the Consortium and the Federal Republic entered into an Implementation Agreement in which the parties agreed upon the implementation of the terms in the agreement of February 29, 2004 and in which the Federal Republic agreed not to exercise any rights of termination which it alleged to have resulting from the notice of termination. The Implementation Agreement also provides additional detail with respect to certain of the terms of the agreement of February 29, 2004, including a revised phase-in period and new penalty provisions as previously reported. In addition, the joint and several guarantee by the consortium members that Toll Collect will duly perform its duties pursuant to the operating agreement, has been modified to extend to one year beyond phase 2 commencement.

On September 8, 2004, the Federal Republic provided us with notice that it has initiated arbitration proceedings and asserted claims for damages against the partners, DaimlerChrysler Services AG and Deutsche Telekom AG, and the consortium through the joint venture partnership, Toll Collect GbR.   The Federal Republic alleges various breaches of the operating agreement and breach of duties of care in connection with the negotiation and conclusion of the operating agreement.  On this basis, the Federal Republic has alleged initial claims for damages relating to lost toll revenues in the aggregate amount of approximately EUR 3.56 billion plus interest, contractual penalties (including penalties as a result of the members of the consortium allegedly not seeking the agreement of the Federal Republic before concluding certain subcontractor agreements) in the aggregate amount of approximately EUR 1.03 billion plus interest, and additional as yet unspecified damages. Further, the Federal Republic has demanded production of certain documents and compliance with other terms of the operating agreement.   On October 7, 2004, we, together with DaimlerChrysler and Cofiroute, appointed a second arbitrator.  We also provided a reply to the claims of the Federal Republic indicating, among other things, that we consider the claims of the Federal Republic as presented in the arbitration notice to be unsustainable. We intend to contest the Federal Republic’s claims vigorously.

Although the outcome of arbitration proceedings is difficult to predict with certainty, we have not established a reserve with respect to damages and any additional contractual penalties claimed by the Federal Republic, including with respect to claims relating to subcontractor agreements and delays in construction of infrastructure, as we believe the claims presented in the arbitration notice are unsustainable.

Merger of T-Online International AG

On October 9, 2004, we announced that we intend to pursue a statutory merger of T-Online International AG with and into Deutsche Telekom AG under the German Transformation Act.  We already own approximately 73.9% of T-Online’s outstanding shares.  The proposed merger involves a statutory  exchange of T-Online International AG shares for Deutsche Telekom AG shares.  Each of Deutsche Telekom AG and T-Online International AG have engaged a valuation specialist to support the determination of an appropriate share exchange ratio in connection with the merger.  The exchange ratio and other merger related agreements will be reviewed by an independent court-appointed merger auditor who will determine the appropriateness of such terms on behalf of both companies. We have also decided to initiate a voluntary cash tender offer to T-Online International AG shareholders at a cash price per T-Online share of EUR 8.99 in order to provide liquidity and price certainty to those shareholders that desire to dispose of their shares prior to the completion of the merger. The tender offer is expected to commence in November 2004 and remain open for the statutory maximum period of ten weeks.  Additionally, we intend to repurchase as many of our own shares during 2005 as are necessary to avoid or eliminate any increase in total shares outstanding as a result of the merger. The total cash outlay by us in connection with the merger is anticipated to be approximately EUR 2.9 billion, inclusive of the tender offer and repurchase of shares as mentioned above. However, the precise amount may vary depending on the number of shares that will ultimately be tendered (we have assumed that 50% of holders will tender).  The merger will be subject to approval by the shareholders of both T-Online and DTAG  (in the case of the latter, unless a statutory exemption should apply which is as yet uncertain) and it is hoped that the merger will be completed in the second half of 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President

Date: October 26, 2004